UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

China Advanced Construction Materials Group, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

169365 10 3
(CUSIP Number)

Mr. Xianfu Han
9 North West Fourth Ring Road
Yingu Mansion Suite 1708
Haidian District, Beijing
People’s Republic of China 100190
Telephone: +(86) (10) 825 25361
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:
Hunter Taubman Fischer & Li LLC
1450 Broadway, 26th Floor
New York, NY 10018
Attention:Joan Wu
Telephone:+1. (212) 530-2208
May 4, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Xianfu Han I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) [X] (b) [ ]
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 156,567
	8	SHARED VOTING POWER: 156,567
	9	SOLE DISPOSITIVE POWER: 156,567
	10	SHARED DISPOSITIVE POWER: 156,567
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.5% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

* Percentage is calculated based on 4,470,313 shares of common stock outstanding as of May 11, 2018 as disclosed in the Issuer’s Form 10-Q filed on May 15, 2018.

Item 1.	Security and Issuer.

This Statement relates to the shares of common stock, par value $0.001 (the “Common Stock”), of China Advanced Construction Materials Group, Inc. (the “Registrant” or the “Company”). As of the date of this Statement, the Company has 4,470,313 shares of Common Stock issued and outstanding. The address of the principal executive offices of the Company is 9 North West Fourth Ring Road, Yingu Mansion Suite 1708, Haidian District, Beijing, People’s Republic of China 100190.

Item 2.	Identity and Background.

This Statement is being filed by Mr. Xianfu Han (the “Reporting Person”).

The business address of the Reporting Person is 9 North West Fourth Ring Road, Yingu Mansion Suite 1708, Haidian District, Beijing, People’s Republic of China 100190.

During the past five years, neither of the Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

The Reporting Person is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 4, 2018, the Reporting Person acquired 985,889 shares of restricted common stock of the Company in consideration of forgiveness of debt in the amount of $2,021,073.24 owned by the Company to the Reporting Person. The number of shares being issued was determined based on $2.05 per share, the closing bid price quoted by Nasdaq on April 3, 2018.

On May 16, 2018, the Reporting Person sold 1,362,700 shares of restricted common stock of the Company to Hou Sing International Business Limited (“Hou Sing”) pursuant to certain securities purchase agreement by and among the Reporting Person, Mr. Weili He and Hou Sing dated May 16, 2018 in consideration of Hou Sing’s forgiveness of debt of $3,241,907 owned by the Reporting Person.

Item 4.	Purpose of Transaction.

The Reporting Person haS no plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)	The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)	Other than the acquisition of the shares as reported in this Schedule 13D, no actions in the Common Stock were effected during the past sixty (60) days by the Reporting Person.

(d)	None

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except the Voting Agreement by and among the Reporting Person, Mr. Weili He and Hou Sing dated May 16, 2018, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies .

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1.	Securities Purchase Agreement by and among the Reporting Person, Mr. Xianfu Han and Hou Sing dated May 16, 2018

Exhibit 99.2	Voting Agreement by and among the Reporting Person, Mr. Xianfu Han and Hou Sing dated May 16, 2018

Exhibit 99.3	General Release by and among the Reporting Person, Mr. Xianfu Han and Hou Sing dated May 16, 2018

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Date: May 21, 2018

By:	/s/ Xianfu Han

Name: Xianfu Han